UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 29, 2026

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.     Other Events

Net Asset Value as of April 29, 2026

As of April 29, 2026, our net asset value (“NAV”) per common share will be $11.85. This NAV per common share has been updated in connection with our merger (the “Merger”) with Fundrise eREIT, LLC (the “Fundrise eREIT”), in which Fundrise Midland Opportunistic REIT, LLC (the “Company”), Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC and Fundrise Development eREIT, LLC are merging with and into the Fundrise eREIT. Our shareholders will receive common shares of the Fundrise eREIT based on an agreed upon exchange ratio (“Exchange Ratio”). Following April 29, 2026, the Merger effective date, all future information with respect to the Company will be included in the reports filed by the Fundrise eREIT. Following the filing of the Company's Form 1-K for the year ended 2025, the Company will file an exit report under Regulation A of the Securities Act of 1933, as amended, pursuant to Form 1-Z.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	April 29, 2026 [1]	April 1, 2026 [1]
ASSETS
Investments, at fair value	$67,849	$67,729
Cash and cash equivalents	752	474
Other assets	4	4
Total Assets	$68,605	$68,207

LIABILITIES
Accounts payable and accrued expense	$582	$189
Due to related party	135	102
Note payable - related party	6,275	5,950
Total Liabilities	$6,992	$6,241

NET ASSETS CONSIST OF:
Fundrise Midland Opportunistic REIT, LLC Members’ Equity:
Common shares; 5,197,253 and 5,197,253 shares outstanding, net of accumulated amortization of deferred offering costs, on April 29, 2026 and April 1, 2026, respectively	$45,512	$45,590
Accumulated deficit and cumulative distributions	(22,543)	(22,195)
Net adjustments to fair value	38,644	38,571
NET ASSETS	$61,613	$61,966
NET ASSET VALUE PER SHARE, on 5,197,253 and 5,197,253 shares outstanding for the periods ended April 29, 2026 and April 1, 2026, respectively	$11.85	$11.92

[1] Estimated Balance Sheets as of April 29, 2026 and April 1, 2026.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. To assist Fundrise Advisors, LLC (our “Manager”) in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged an appraiser to provide a positive assurance opinion of value over a substantial portion of our commercial real estate assets and investments. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to April 29, 2026.

Date	NAV Per Share
December 31, 2017	$10.00
March 31, 2018	$10.00
June 30, 2018	$10.00
September 30, 2018	$10.00
December 31, 2018	$10.00
March 31, 2019	$10.00
June 30, 2019	$10.00
October 1, 2019	$10.00
December 31, 2019	$10.00
March 31, 2020	$10.00
June 30, 2020	$9.81
September 30, 2020	$9.84
December 31, 2020	$10.51
March 31, 2021	$10.65
June 30, 2021	$11.42
September 30, 2021	$13.29
December 31, 2021	$14.43
March 31, 2022	$14.97
June 30, 2022	$14.96
September 30, 2022	$15.43
December 31, 2022	$12.53
March 31, 2023	$12.38
June 30, 2023	$12.15
September 30, 2023	$11.78
December 30, 2023	$11.31
March 29, 2024	$11.44
June 29, 2024	$11.51
September 30, 2024	$11.55
December 31, 2024	$11.77
March 31, 2025	$11.99
June 30, 2025	$12.05
September 30, 2025	$12.08
December 31, 2025	$12.11
April 1, 2026	$11.92
April 29, 2026	$11.85

Share Redemption Plan Status

The Company's redemption plan is currently suspended pending completion of the Merger. After the effective date of the Merger, former holders of shares of the Company will be able to redeem their newly-acquired shares of Fundrise eREIT in accordance with Fundrise eREIT’s redemption plan.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date:    April 29, 2026